Exhibit 99.1

March 29, 2017

Dear Shareholder,

You are cordially invited to attend the 2017 Annual Meeting of Shareholders (the "Annual Meeting") of Allot Communications Ltd. ("Allot" or the "Company"), to be held at Allot's offices at 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Israel on April 27, 2017, at 2:30 p.m. Israel time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the "Notice"). Allot's board of directors recommends that you vote FOR each proposal listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card (if you hold your shares in street name and the proxy card allows this).

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations furnished to the U.S. Securities and Exchange Commission (the "SEC") as reports on Form 6-K, all of which are available on our website at www.allot.com or on the SEC's website at www.sec.gov.

We look forward to greeting as many of you as can attend the meeting.

Sincerely, /s/ Yigal Jacoby Yigal Jacoby Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.
____________________________________

Notice of Annual Meeting of Shareholders
22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Israel
Tel: +972-9-761-9200
 ____________________________________

NOTICE IS HEREBY GIVEN that the 2017 Annual Meeting (the "Annual Meeting") of shareholders of Allot Communications Ltd. ("Allot" or the "Company") will be held on April 27, 2017, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.
To approve an amendment to the Company's Articles of Association to provide for, among other things, the elimination of the different classes of members of the Board of Directors of the Company, so that the term of each director (other than Outside Directors, who shall continue to serve for fixed three-year terms in accordance with the Israel Companies Law, 5759-1999, as amended (the "Israel Companies Law")) shall be one (1) year each, commencing as of the 2018 annual meeting of shareholders of the Company.

2.	To approve the compensation package payable to Yigal Jacoby, our newly-appointed Chairman of the Board.

3.	To approve the compensation package payable to Erez Antebi, our newly-appointed Chief Executive Officer and President.

4.
To elect Nadav Zohar as a Class I director, to serve until the 2019 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company's Articles of Association or the Israel Companies Law.

5.	Subject to the approval of Proposal 4, to approve the equity compensation payable to Nadav Zohar.

6.
To approve a grant of 20,000 restricted stock units ("RSUs") to each new director upon his or her initial election to our Board (currently, the initial grant needs to be approved separately for each new director).

7.
To reelect Itsik (Itzhak) Danziger as a Class II director, to serve until the 2020 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company's Articles of Association or the Israel Companies Law.

8.
To reelect Miron (Ronnie) Kenneth as a Class II director, to serve until the 2020 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company's Articles of Association or the Israel Companies Law.

9.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot's independent registered public accounting firm for the fiscal year ending December 31, 2017 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

10.	To report on the business of the Company for the fiscal year ended December 31, 2016, including a review of the fiscal 2016 financial statements.

11.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety.

Our Board unanimously recommends that you vote "FOR" each of the above proposals.

Only shareholders of record at the close of business on March 23, 2017 (the "Record Date") will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Annual Meeting, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting, is included with this Notice of Annual meeting of Shareholders (the "Notice"), and is being mailed on or about March 29, 2017 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the "SEC") under cover of a Form 6-K and will be available on the Company's website at www.allot.com and on the SEC's website at www.sec.gov. Signed proxy cards must be received by our transfer agent or at our registered office no later than 24 hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Voting via the Israel Securities Authority's electronic voting system (see Q&A under "About the Annual Meeting") must be completed no later than six hours before the time fixed for the Annual Meeting. Shareholders wishing to express their position on an agenda item for the Annual Meeting pursuant to the Israel Companies Law and the applicable regulations promulgated thereunder may do so by submitting a written statement to the Company's General Counsel, or by facsimile to +972-9-744-3626, no later than April 18, 2017. Any position statement received will be published by way of issuing a press release or furnishing a report of foreign private issuer on Form 6-K to the SEC. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, vote by telephone or over the Internet in accordance with the instructions on your proxy card (if you hold your shares in street name and the proxy card allows this), or vote through the Israel Securities Authority's electronic voting system.

By Order of the Board of Directors, /s/ Yigal Jacoby Yigal Jacoby Chairman of the Board of Directors

Hod Hasharon, Israel
March 29, 2017

ii

ALLOT COMMUNICATIONS LTD.
22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Israel
Tel: +972-9-761-9200

PROXY STATEMENT

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE ANNUAL MEETING

Q:            When and where is the 2017 Annual Meeting of Shareholders being held?

A:	The Annual Meeting will be held on April 27, 2017, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Israel.

Q:            Who can attend the Annual Meeting?

A:
Any shareholder may attend. Current proof of ownership of the Company's shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:           Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on March 23, 2017, the Record Date for the Annual Meeting, are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company's Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the "senior" among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company's register of shareholders.

HOW TO VOTE YOUR SHARES

Q:            How do I vote?

A:
You may vote by mail. You can do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board.

You may vote through the Israel Securities Authority's electronic voting system. Following recent legislative changes, the Israel Securities Authority has set up an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. Following a registration process, you will be able to vote your shares through such system no later than six hours before the time fixed for the Annual Meeting.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) in order to vote at the Annual Meeting.

"Street name" holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards. If you hold your shares in "street name" (e.g., through a broker, bank or other nominee), then you received this proxy statement from the nominee, along with the nominee's proxy card, which includes voting instructions and instructions on how to change your vote. Because a "street name" holder is not a shareholder of record, you may not vote your shares directly at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Annual Meeting.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in "street name"?

A:
Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in "street name."

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Annual Meeting.

"Street Name" Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in "street name" and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or other nominee which is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a "legal proxy" from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers that hold shares in "street name" for clients typically have authority to vote on "routine" proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 9 relating to the reappointment of Allot's independent registered public accounting firm for the fiscal year ending December 31, 2017; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israel Companies Law rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

Q:            Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:            If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company's address above;

•	granting a new proxy card or new voting instruction card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:           How are my votes cast when I submit a proxy vote?

A:
When you submit a proxy vote, you appoint Yigal Jacoby, Alberto Sessa and Rael Kolevsohn, or any of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 2:30 p.m., Israel Time, on April 26, 2017, 24 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, or which is presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the Board's recommendations as indicated in the instructions outlined on the proxy card.

Q:           What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:           What constitutes a quorum?

A:
To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum must be present.

Ordinary shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Abstentions and broker non‑votes will be counted as present in determining if a quorum is present.

Q:           What happens if a quorum is not present?

A:
If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairman of the meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.

Q:           How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company's Articles of Association do not provide for cumulative voting.

Q:	What vote is required to approve each proposal presented at the Annual Meeting?

A:
Proposal 1 (approval of an amendment to our Articles of Association) requires that securities representing at least two-thirds of the voting securities of the Company then outstanding be voted "FOR" the adoption of the proposal.

Each of Proposals 2 (approval of the compensation package payable to Yigal Jacoby), 4 (election of Nadav Zohar as a Class I director), 5 (approval of the equity compensation payable to Nadav Zohar), 6 (approval of a grant of 20,000 RSUs to each new director upon his or her initial election to our Board), 7 (reelection of Itsik (Itzhak) Danziger as a Class II director), 8 (reelection of Miron (Ronnie) Kenneth as a Class II director) and 9 (reappointment of independent registered public accounting firm) requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted "FOR" the adoption of the proposal.

Proposal 3 (approval of the compensation package payable to Erez Antebi) requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted "FOR" the proposed resolution or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

The term "controlling shareholder" means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Under the Israel Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder's family, family members of the shareholder's spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Israel Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. The enclosed form of proxy includes a box you can mark to confirm that you are not a "controlling shareholder" and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted.

If you are unable to make this confirmation, please contact the Company's General Counsel for guidance at +972-9-761-9200; if you hold your shares in "street name," you may also contact the representative managing your account, who could contact us on your behalf.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote "FOR" or "AGAINST" the matter.

Q:           How will my shares be voted if I do not provide instructions on the proxy card?

A:
If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposals in accordance with the recommendation of the Board:

1.
"FOR" the approval of an amendment to the Company's Articles of Association to provide for, among other things, the elimination of the different classes of members of the Board of Directors of the Company and that the term of each director (other than outside directors, who shall continue to serve in accordance with the Israel Companies Law) shall be one (1) year each, commencing as of the 2018 annual meeting of shareholders of the Company.

2.	"FOR" the approval of the compensation package payable to Yigal Jacoby, our newly-appointed Chairman of the Board.

3.	"FOR" the approval of the compensation package payable to Erez Antebi, our newly-appointed Chief Executive Officer and President.

4.
"FOR" the election Nadav Zohar as a Class I director, to serve until the 2019 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company's Articles of Association or the Israel Companies Law.

5.	Subject to the approval of Proposal 4, "FOR" the approval of the equity compensation payable to Nadav Zohar.

6.	"FOR" the approval of a grant of 20,000 RSUs to each new director upon his or her initial election to our Board.

7.
"FOR" the reelection of Itsik (Itzhak ) Danziger as a Class II director, to serve until the 2020 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company's Articles of Association or the Israel Companies Law.

8.
"FOR" the reelection of Miron (Ronnie) Kenneth as a Class II director, to serve until the 2020 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company's Articles of Association or the Israel Companies Law

9.
"FOR" the approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot's independent registered public accounting firm for the fiscal year ending December 31, 2017 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

10.	In accordance with the best judgment of the named proxies on any other matters properly brought before the annual meeting and any postponement(s) or adjournment(s) thereof.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Annual Meeting, but will not be considered as present and entitled to vote on any matter to be considered at the Annual Meeting. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters.

HOW TO FIND VOTING RESULTS

Q:            Where do I find the voting results of the Annual Meeting?

A:
We plan to announce preliminary voting results at the Annual Meeting and to report the final voting results following the Annual Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:            Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:
The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available at the "Investor Relations" portion of our Company's website, www.allot.com. The contents of that website are not a part of this proxy statement.

SHARES OUTSTANDING

As of the Record Date, the Company had 33,121,326 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 23, 2017, by each person whom we know beneficially owns more than 5.0% of the outstanding ordinary shares of the Company. Each of our shareholders has identical voting rights with respect to its shares.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Soros Fund Management LLC (2)	3,336,166	10.1%
FMR LLC and Abigail P. Johnson (3)	3,227,461	9.7%
Zohar Zisapel (4)	2,842,378	8.6%
Clal Insurance Enterprises Holdings Ltd. (5)	2,437,644	7.4%
Migdal Insurance & Financial Holdings Ltd (6)	2,391,117	7.2%
______________

(1)
As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of ordinary shares that can be acquired within 60 days from March 23, 2017 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 33,121,326 ordinary shares outstanding as of March 23, 2017.

(2)
Based on a Schedule 13G filed on February 2, 2017, each of Soros Fund Management LLC, George Soros and Robert Soros reported that they held sole voting and dispositive power over 3,336,166 shares.  The address for the reporting persons is 250 West 55th Street, 38th Floor, New York, New York 10019.

(3)
Based on a Schedule 13G filed on February 14, 2017. FMR LLC reported that it had sole voting power over 1,885,000 shares and sole dispositive power over 3,227,461 shares and Abigail P. Johnson, director, vice-chairman and chief executive officer of FMR LLC had sole dispositive power over 3,227,461 shares.  The address of the reporting person is 245 Summer Street, Boston, Massachusetts 02210.

(4)
Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares held by Zohar Zisapel and 64,891 shares held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(5)
Based on information provided to us by Clal Insurance Enterprises Holdings Ltd. ("Clal") on March 1, 2017 Clal had shared voting and dispositive power over 2,437,644 of our shares as of such date.  The address of the reporting person is 36 Raoul Wallenberg Street, Tel Aviv 37070, Israel.

(6)
Based on a Schedule 13G filed on January 26, 2017, Midgal Insurance & Financial Holdings Ltd reported that it had shared voting power and dispositive power over these shares. Of these shares,  2,391,117 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Midgal Insurance & Financial Holdings Ltd, according to the following segmentation:  1,222,490 shares are held by Profit participating life assurance accounts; 947,042 shares are held by Provident funds and companies that manage provident funds and 200,577 shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. In addition, 21,008, shares are beneficially held for their own account (Nostro account). The address of the reporting person is 4 Efal Street; P.O BOX 3063; Petach Tikva 49512, Israel.

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 23, 2017, by (i) each of our directors and nominees, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of March 23, 2017, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Communications Ltd., 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Directors
Nurit Benjamini	*	*
Itsik (Itzhak) Danziger	*	*
Rami Hadar	*	*
Nadav Zohar	*	*
Steven D. Levy	*	*
Yigal Jacoby	*	*
Miron Kenneth	*	*
Executive Officers
Erez Antebi	*	*
Alberto Sessa	*	*
Amir Hochbaum	*	*
Anat Shenig	*	*
Shaked Levy	*	*
Rael Kolevsohn	*	*
Pini Gvili	*	*
Yossi Avraham	*	*
Ronen Priel	*	*
All directors and executive officers as a group	434,401	1.31%

* Represents less than one percent of the outstanding ordinary shares.

(1)  As used in this table, "beneficial ownership" is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 23, 2017 through the exercise of any option or vesting of any RSU. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or RSUs that will become vested within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. The amounts and percentages are based upon 33,121,326 ordinary shares outstanding as of March 23, 2017 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Our directors and executive officers hold, in the aggregate, 931,176 outstanding options and RSUs. The said amount includes options currently exercisable for 388,471 ordinary shares, as of March 23, 2017. The options (excluding RSUs) have a weighted average exercise price of $8.06 per share and have expiration dates until 2024.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the compensation earned during 2016 by our five most highly-compensated office holders (as defined in the Companies Law), including base salary, share-based compensation, directors' fees (where applicable) and all other compensation, please see "Item 6.B. Compensation of Officers and Directors—Compensation of our Five Most Highly Compensated Office Holders—Summary Compensation Table" of our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 23, 2016, a copy of which is available on our website at www.allot.com.

CORPORATE GOVERNANCE

Following the Annual Meeting, assuming the election of the Class I director under Proposal 4 and each of the Class II directors under Proposals 7 and 8, our Board will consist of seven directors. Our Articles of Association provide that our Board may consist of up to nine directors. During the year ended December 31, 2016, each director attended over 75% of all Board meetings and over 75% of the meetings of each committee of the Board on which he or she serves.

Under our current Articles of Association, our directors (other than our Outside Directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires. See Proposal 1 for a proposed change to our Articles of Association in this respect.

The term of each of Itsik (Itzhak) Danziger and Miron (Ronnie) Kenneth, our Class II directors, expires at the Annual Meeting. Our Class III directors, Rami Hadar and Yigal Jacoby, will hold office until the annual meeting of our shareholders in 2018. Subject to the approval of each of Proposal I and Proposal 4, our Class I director, Nadav Zohar, will hold office until the annual meeting of our shareholders in 2018. In addition, we have two Outside Directors who serve on the Board for fixed three-year periods in accordance with the Israel Companies Law. These two Outside Directors have each been determined by our Board to meet the independence requirements of the applicable Nasdaq Listing Rules.

Biographical information concerning Nadav Zohar, the nominee for election as a Class I director, and each of Itsik (Itzhak) Danziger and Miron (Ronnie) Kenneth, the nominees for reelection as Class II directors, and for each of the other current directors (who, as noted, are not up for election at the Annual Meeting), is provided below.

Nominee for Election to the Board as a Class I Director to Serve Until the 2019 Annual General Meeting of Shareholders

Nadav Zohar, age 51, has served as an interim director on our board, since February 2017. Mr. Zohar serves as the head of Business Development of Gett, an "on demand" transportation service provider.  Prior to joining Gett, Mr. Zohar served as Chief Operating Officer of Delek Global Real Estate PLC between 2066 and 2009 and held several executive positions with Morgan Stanley, between 2001 and 2006, the last of which was Executive Director, Financial Sponsors Group. Prior to joining Morgan Stanley, Mr. Zohar served in executive roles in Lehman Brothers between 1997 and 2001.

Mr. Zohar serves as a board member of Matomy Media Group Ltd. (London Stock Exchange: MTMY), a digital performance-based advertising company.Mr. Zohar holds a Masters in Finance (graduated with Merit) from the London Business School and a LLB in Law (graduated with honors) from the University of Reading.

Nominees for Reelection to the Board as Class II Directors to Serve Until the 2020 Annual General Meeting of Shareholders

Itsik (Itzhak) Danziger, age 68, has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itsik (Itzhak) Danziger serves as a member of the board of Galil Software, an Israeli software services company, and as a director of Jinni Media, a privately held technology company. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, which was later acquired by ECI Telecom. In the non-profit sector, Mr. Danziger serves as a the chairman of the Center for Educational Technology (CET), as Vice President of the New Israel Fund (NIF), a director in Israel Venture Networks (IVN), a director in Israel Venture Network (IVN), a venture philanthropy NGO, in Avney Rosha, the Israel Institute for School Leadership, and in other non-governmental organizations. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee) and was chairman of two of its subcommittees. Mr. Danziger holds a B.Sc. cum laude and an M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and an M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Miron (Ronnie) Kenneth, age 61, has served as a director since October 2014. Mr. Kenneth has more than 20 years of experience in the global high technology business, and is currently a private investor in high technology startups. He serves as the Chairman of Teridion Technologies Ltd., a privately held company specializing in overlay network technologies for service providers. From May 2011 to May 2013, Mr. Kenneth served as the CEO of Pontis Ltd., a privately-held company specializing in providing online marketing and analytics platforms for service providers. Prior to his tenure at Pontis, Mr. Kenneth was the Chairman and Chief Executive Officer of Voltaire Technologies Ltd. (from January 2001 to 2011). In 2011 Voltaire was acquired by Mellanox Technologies Ltd. (NASDAQ: MLNX). Prior to his employment at Voltaire, Mr. Kenneth was a General Partner in Telos Venture Partners, a Silicon Valley based venture firm. Prior to Telos, Mr. Kenneth also held senior management positions at Cadence Design Systems Inc. (NASDAQ: CDN) European organization.  Mr. Kenneth has an M.B.A. from Golden Gate University in San Francisco, California and a B.A. in Economics and Computer Science from Bar Ilan University in Israel.

Class III Directors Whose Terms Continue Until the 2018 Annual General Meeting of Shareholders

Rami Hadar, age 54, has served as a director since 2006 and served as our Chief Executive Officer and President from 2006 to 2014. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephone systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication's executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served as Chief Executive Officer of Native Networks from 2002 to 2005, which was successfully sold and integrated to Alcatel. Mr. Hadar holds a B.Sc. in Electrical Engineering from Technion — Israel Institute of Technology. Since May 2015, Mr. Hadar has served as Managing General Partner of Euclyptus Growth Capital, an Israeli growth capital fund, focusing on investing and helping late stage Israeli companies grow their business, penetrate international markets and achieve successful IPO's as part of their growth.

Yigal Jacoby, age 56, has served as Chairman of the Board of Directors since November, 2016. Mr. Jacoby co-founded our company in 1996 and served as our CEO until 2006 and as a Chairman of our board of directors until 2008. Prior to co-founding Allot, Mr. Jacoby founded Armon Networking, a manufacturer of network management solutions in 1992, and managed it until it was acquired by Bay Networks, where he served as the General Manager of its Network Management Division.  From 1985 to 1992, Mr. Jacoby held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment. Currently, Mr. Jacoby is an active investor and director of several Israeli start-up companies, including serving as Chairman at LiveU Ltd., a provider of live cellular video transmission solutions. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

Outside Director Whose Term Continues Until the 2018 Annual General Meeting of Shareholders

Nurit Benjamini, age 50, has served as an outside director since 2007 and serves as the lead independent director on our board. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that provides mobile content. Ms. Benjamini served as the Chief Financial Officer of Wix.com, an internet company that offers technology, which makes it easy for all users to get online and create professional and functional web presence from 2011 to 2013. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd., that was acquired by Sigma Designs Inc. (NASDAQ:SIGM) in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN). Ms. Benjamini serves as an outside director of BiolineRX Ltd. (NASDAQ: BLRX), a member of its compensation committee, and as a chairman of its audit committee. Ms. Benjamini serves as a director and chair-person of the audit committee of Redhill Biopharma (NASDAQ/TASE: RDHL). Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

Outside Director Whose Term Continues Until the 2019 Annual General Meeting of Shareholders

Steven Levy, age 61, has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since January 2006 and of privately held GENBAND Inc., a U.S. provider of telecommunications equipment, since August 2007. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Director Independence

Under the listing standards of The Nasdaq Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Annual Meeting, assuming the election of all nominees, our Board will consist of seven members, six of whom will be independent under the listing standards of The Nasdaq Stock Market. Specifically, our Board has determined that   Ms. Nurit Benjamini, Mr. Itsik (Itzhak) Danziger, Mr. Yigal Jacoby, Mr. Steven Levy, Mr. Miron (Ronnie) Kenneth and Mr. Nadav Zohar meet the independence standards of the listing standards of The Nasdaq Stock Market. In reaching that conclusion, our Board has determined that none of these directors or nominees has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of our directors (including the candidates for election to our Board at the Annual Meeting) is a member of our executive team.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION

Background

We are proposing to amend our Articles to eliminate the staggered nature of our Board. At the time of our initial public offering in 2006, the Company established a classified board structure because it offers important advantages, such as providing continuity and stability, encouraging directors to employ a long-term perspective and ensuring that a majority of the Board will always have prior experience with the Company. Although we believe that these advantages are beneficial, our Board recognizes that the general governance trend has been towards declassification and that institutional shareholders and proxy advisory firms generally favor declassified board structures which enhances directors' accountability to shareholders and enables  shareholders to evaluate director performance on an annual basis. After careful consideration, the Board of Directors determined that it is appropriate to propose amendments to our Articles of Association to eliminate the classified structure of the Board of Directors.

Under our current Articles of Association, our directors (other than outside directors, whose appointments are required under the Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

We are proposing to amend and restate our Articles of Association to eliminate the different classes of members of our Board and the term of each director (other than outside directors, who shall continue to serve in accordance with the Israel Companies Law) shall be one (1) year each, commencing as of the 2018 annual meeting of shareholders of the Company. As a result, the then-current terms of all directors serving as of the 2018 annual meeting shall terminate as of such date, even if a director's three-year term has not expired, and all members of our Board (other than outside directors) shall be required to be elected or reelected at the 2018 annual meeting of shareholders and each annual meeting thereafter. If this proposal is approved, all unvested options and RSUs as of the date of the 2018 annual meeting of shareholders shall continue to remain outstanding and shall not be affected by such approval.

Specifically, we propose to amend Articles 39.2 and 39.3 of our Articles of Association in their entirety as follows (additions are underlined, deletions are struck through):

"39.2  All Directors, other than Outside Directors (who will be chosen and appointed, and whose term will expire, in accordance with applicable law), shall be appointed in accordance with the provisions of this Article.

~~39.3~~ Subject to the provisions of Articles 40 and 41~~, the members of the Board of Directors of the Company shall be elected by an Ordinary Resolution in a General Meeting, according to the following conditions~~:

39.2~~3~~.1
Any Director, other than Outside Directors, elected prior to the Company's 2018 Annual General Meeting shall hold office until the Company's 2018 Annual General Meeting. ~~The Directors of the Company (other than the Outside Directors) shall be divided into three classes, designated Class I, Class II and Class III. Each class of Directors shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. The above-described term of office of the Class I Directors shall expire at the first Annual General Meeting ensuing next after the division into Classes; the above-described term of office of the Class II Directors shall expire at the second Annual General Meeting ensuing after the division into Classes; and the above-described term of office of the Class III Directors shall expire at the third Annual General Meeting ensuing after the division into Classes.~~

39.2~~3~~.2
Commencing with the Company's 2018 Annual General Meeting, the members of the Board of Directors of the Company, other than Outside Directors, shall be elected by an Ordinary Resolution in a General Meeting, and each such Director shall hold office until the next Annual General Meeting and until his or her successor shall be elected and qualified ~~At each Annual General Meeting, election or re-election of Directors following the expiration of the term of office of the Directors of a certain Class, will be for a term of office that expires on the third Annual General Meeting following such election or re-election, such that from 2007 and forward (inclusive), each year the term of office of only one Class of Directors will expire. A Director shall hold office until the Annual General Meeting for the year in which his or her term expires and until his or her successor shall be elected and qualified, subject to Article 41 below~~.

~~39.3.3~~
~~Upon a change in the number of Directors, in accordance with the provisions of these Articles, any increase or decrease shall be apportioned among the Classes so as to maintain the number of Directors in each Class as nearly equal as possible. The removal of any Director, other than in accordance with Article 41 below, shall only be carried out by a Special Resolution.~~

~~39.3.4~~
~~Any change to this Article 39.3 shall only be carried out by a resolution of the shareholders of the Company, adopted by the holders of securities representing at least 2/3 (two thirds) of the voting securities of the Company then outstanding.~~"

In addition, we are proposing to amend our Articles to delete various provisions that require that certain shareholder resolutions be approved by a "supermajority" consisting of seventy-five percent (75%) of the voting power represented at a shareholder meeting and voting therein. We are proposing to eliminate this "supermajority" requirement in line with the trend in corporate governance to allow all shareholder decisions to be made by a simple majority. We will still be subject to the minority shareholder protective provisions of the Israel Companies Law, which require special majorities for certain matters.

Attached as Exhibit A are our proposed amendments to these supermajority provisions of our Articles of Association (additions are underlined, deletions are struck through).

Proposed Resolution

You are requested to adopt the following resolution:

"1. RESOLVED, that the Company's Articles of Association be amended and restated, as set forth in the Proxy Statement."

Vote Required

The affirmative vote of the holders of securities representing at least two-thirds of the voting securities of the Company is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 2

APPROVAL OF THE COMPENSATION PACKAGE PAYABLE TO YIGAL JACOBY, OUR
NEWLY-APPOINTED CHAIRMAN OF THE BOARD

Background

Yigal Jacoby became our Chairman of the Board effective November 1, 2016. The Company's compensation and nomination committee recommended, and the Board approved subject to the approval of our shareholders, that Mr. Jacoby be paid the same annual cash compensation that our prior Chairman of the Board received, as approved by the Company's shareholders on October 6, 2010. If approved, Mr. Jacoby will be paid the amount of NIS 270,000 (equal to approximately $74,070) on an annual basis, payable as of November 1, 2016, which will be paid in equal monthly installments, in addition to social benefits and reimbursement of any and all reasonable business expenses.

In addition, the compensation and nomination committee recommended, and the Board approved, in line with the company's applicable compensation policy, subject to the approval of our shareholders, that Mr. Jacoby be granted in consideration for his ongoing, and as an incentive towards his expected, contribution to the Company's results, options to purchase 120,000 of our ordinary shares with an exercise price equal to the closing sale price of our ordinary shares as quoted on the NASDAQ Global Market on the date of grant (which, if approved, would be the date of the Annual Meeting) and 30,000 RSUs, each of which will be granted under our 2016 Incentive Compensation Plan (the "Plan") and each of which will vest over a period of three years commencing from November 1, 2016, with 1/12 of each of the options and the RSUs vesting at the end of each three-month period. The vesting of each of the options and the RSUs shall be accelerated upon certain mergers and acquisitions involving the Company (as set forth in the Plan).

As of December 31, 2016, 2,551,140 ordinary shares were subject to outstanding equity awards (including outstanding options and unvested RSUs), under all of our option plans and 807,322 shares remained reserved for future grants under the Plan. Taking into account the grants proposed pursuant to Proposals 2, 3 and 5, the number of shares that remaining reserved for future grants under the Plan, as of December 31, 2016, is equal to 377,322 shares.

The Israel Companies Law requires that this grant be approved by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company's compensation and nomination committee and the Board have approved the compensation described above as being consistent with the Compensation Policy, and have recommended that the proposed compensation be approved by the Company's shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

"2. RESOLVED, to approve the compensation package payable to Yigal Jacoby, as described in the Proxy Statement."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 3

APPROVAL OF THE COMPENSATION PACKAGE PAYABLE TO EREZ ANTEBI, OUR
NEWLY-APPOINTED CHIEF EXECUTIVE OFFICER AND PRESIDENT

Background

Erez Antebi became our Chief Executive Officer and President effective January 15, 2017. The Company's compensation and nomination committee recommended, and the Board approved, a compensation package, including an annual cash bonus plan and an equity-based award of options and RSUs, for Mr. Antebi, in consideration for his ongoing, and as an incentive towards his expected, contribution to the Company's results, as detailed in Exhibit B and all in accordance with the Company's Compensation Policy.

The Israel Companies Law requires that this grant be approved by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company's compensation and nomination committee and the Board have approved the compensation described above as being consistent with the Compensation Policy, and have recommended that the proposed compensation be approved by the Company's shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

"3. RESOLVED, to approve the compensation package for Erez Antebi, as set forth on Exhibit B to the Proxy Statement."

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders, if any, and of shareholders who have a personal interest in the approval of the resolution, be voted "FOR" the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see "About the Voting Procedure at the Annual Meeting - What vote is required to approve each proposal presented at the Annual Meeting?" above.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 4

ELECTION OF NADAV ZOHAR AS A CLASS I DIRECTOR

Background

Nadav Zohar is a nominee for election by the shareholders at the Annual Meeting as a Class I director. If elected, he will serve until the 2019 annual meeting of our shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Zohar has advised the Company that he is willing to serve as a director if elected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Nadav Zohar is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

"4. RESOLVED, that Nadav Zohar be elected as a Class I director, to serve until the 2019 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company's Articles of Association or the Israel Companies Law, 5759-1999."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 5

APPROVAL OF THE EQUITY COMPENSATION PAYABLE TO NADAV ZOHAR

Background

Subject to the approval of Proposal 4, upon his election, Mr. Zohar will receive the cash compensation approved by our shareholders at our annual meeting held on September 12, 2012 to be paid to our directors (other than our Outside Directors). Specifically, Mr. Zohar will receive the same annual cash compensation as our other directors, which is equal to the minimum annual cash compensation specified from time to time in the Israel Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, currently equal to NIS 45,000 (approximately $12,350), linked to the Israeli consumer price index. In addition, he will receive a per-meeting attendance fee of NIS 3,750 (approximately $1,029), a fee of NIS 2,250 (approximately $617) for each meeting he attends telephonically or through similar means, and a fee of NIS 1,875 (approximately $514) for each written resolution of the Board executed by him.

In addition, the compensation and nomination committee recommended, and the Board approved subject to the approval of our shareholders, that Mr. Zohar receive an initial grant of 20,000 RSUs under the Plan, vesting over a period of three years subject to Mr. Zohar being reelected and continuing to serve as a director over such period, with 1/12 of the RSUs vesting at the end of each three-month period from the date of their grant (which shall be the date of the Annual Meeting), with the vesting of said RSUs accelerated upon certain mergers and acquisitions involving the Company.

The Israel Companies Law requires that this grant be approved by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company's compensation and nomination committee and the Board have approved the equity compensation described above as being consistent with the Compensation Policy, and have recommended that the proposed compensation be approved by the Company's shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

"5. RESOLVED, to approve the equity compensation payable to Nadav Zohar, as described in the Proxy Statement."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 6

APPROVAL OF A GRANT OF 20,000 RSUs TO EACH NEW DIRECTOR UPON HIS OR
INITIAL ELECTION TO OUR BOARD

Background

At this time we do not have a set policy as to the type and number of equity awards that we grant to a director upon his or initial election to our Board. As a result, we are required to seek shareholder approval for each such award. We are proposing that each director, upon his or initial election to our Board, receive a uniform grant of 20,000 RSUs, which will vest over a period of three years in equal quarterly installments subject to such director continuing to serve as a director over such period, and with the vesting subject to acceleration upon certain mergers and acquisitions involving the Company. Such equity compensation will be in addition to any cash compensation which such director shall be entitled to receive for serving as a member of our Board.

The Company's compensation and nomination committee recommended, and the Board approved subject to the approval of our shareholders, to approve a grant of 20,000 RSUs to each new director upon his or her initial election to our Board.

The Israel Companies Law requires that this grant be approved by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company's compensation and nomination committee and the Board have approved the compensation described above as being consistent with the Compensation Policy, and have recommended that the proposed compensation be approved by the Company's shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

"6. RESOLVED, to approve the grant of 20,000 RSUs to each new director upon his or her initial election to our Board."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 7

REELECTION OF ITSIK (ITZHAK) DANZIGER AS A CLASS II DIRECTOR

Background

Itsik (Itzhak) Danziger is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve until the 2020 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Danziger has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Danziger, a nominee for re-election as a Class II director, is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

"7. RESOLVED, that Itsik Danziger be reelected as a Class II director of the Company, to serve until the 2020 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company's Articles of Association or the Israel Companies Law."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 8

REELECTION OF MIRON (RONNIE) KENNETH AS A CLASS II DIRECTOR

Background

Miron Kenneth is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve until the 2020 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Kenneth has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Kenneth, a nominee for re-election as a Class II director, is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

"8. RESOLVED, that Miron Kenneth be reelected as a Class II director of the Company, to serve until the 2020 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2018 annual meeting of shareholders), and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company's Articles of Association or the Israel Companies Law."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 9

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the fiscal year ended December 31, 2016. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2017 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2015	2016
	(in thousands of U.S. dollars)
Audit Fees (1)	265	238
Audit-Related Fees (2)	57	-
Tax Fees (3)	188	95
Total	510	333
____________________
(1)
"Audit fees" include fees for services performed by the Company's independent public accounting firm in connection with our annual audit for 2015 and 2016, certain procedures regarding the Company's quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

(2)
"Audit-Related fees" relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3)
"Tax fees" include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

Proposed Resolution

You are requested to adopt the following resolution:

"9. RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE FOREGOING RESOLUTION.

REVIEW OF THE COMPANY'S FINANCIAL STATEMENTS FOR FISCAL YEAR 2016

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company's consolidated financial statements for the fiscal year ended December 31, 2016. This item does not require a vote of the Company's shareholders.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company's outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our General Counsel at the following address: 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our General Counsel must receive the written proposal no later than April 5, 2017. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than April 12, 2017 by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC.

Shareholder Proposals for Annual General Meeting in 2018

We currently expect that the agenda for our annual general meeting to be held in 2018 (the "2018 AGM") will include (1) the election (or reelection) of Class III directors or, if Proposal 1 is approved, the election (or reelection) of all of our directors (other than our Outside Directors); (2) the reelection of Nurit Benjamini as an outside director; (3) the approval of the appointment (or reappointment) of the Company's auditors; and (4) presentation and discussion of the financial statements of the Company for the year ended December 31, 2017 and the auditors' report for this period.

Pursuant to Section 66(b) of the Israel Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders.  Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2018 AGM by submitting their proposals in writing to Allot Communications Ltd., 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod Hasharon, Attention: General Counsel.  For a shareholder proposal to be considered for inclusion in the agenda for the 2018 AGM, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the  Annual Meeting, i.e., no later than January 16, 2018; provided that if the date of the 2018 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Annual Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2018 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2018 AGM is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2018 AGM, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Israel Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company.  The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  Allot may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a "pre-announcement notice" of the 2018 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

 The Company's annual report for the fiscal year ended December 31, 2016 filed on Form 20-F with the SEC on March 23, 2017, is available for viewing and download on the SEC's website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of Allot's website at www.allot.com. In addition, the Company's reports of foreign private issuer on Form 6-K are available on the SEC's website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company's filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company's SEC filings are also available to the public on the SEC's website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors, /s/ Yigal Jacoby Yigal Jacoby Chairman of the Board of Directors

Dated: March 29, 2017

Exhibit A

Proposed Amendments to Supermajority Provisions of the Articles of Association
(additions are underlined, deletions are struck through)

"1.1         .
.
.

~~"Special Resolution"~~	~~A resolution in a General Meeting that is approved by at least seventy five percent (75%) of the voting power represented at the meeting and voted therein.~~"

"38.         Number of Directors.

Until otherwise determined by ~~a Special~~ an Ordinary Resolution of the Company's shareholders, and as so determined, the Board of Directors shall consist of not less than five (5) nor more than nine (9) Directors, at least two of whom shall be Outside Directors (as such term is defined in the Companies Law). ~~Any change to this Article 38 shall only be carried out by a resolution of the shareholders of the Company, adopted by the holders of securities representing at least 2/3 (two thirds) of the voting securities of the Company then outstanding.~~"

"39.3.
... ~~Any change to this Article 39.4 shall only be carried out by a resolution of the shareholders of the Company, adopted by the holders of securities representing at least 2/3 (two thirds) of the voting securities of the Company then outstanding.~~"

"40.1
… ~~The Director elected by such next Annual General Meeting with respect the vacancy shall be considered as a member of the class in which such vacancy was created. Any change to this Article 40.1 shall only be carried out by a resolution of the shareholders of the Company, adopted by the holders of securities representing at least 2/3 (two thirds) of the voting securities of the Company then outstanding.~~"

A - 1

Exhibit B

Summary of Compensation Package for Mr. Antebi

Mr. Antebi will be entitled to a monthly salary of NIS 80,000, which will cover all of his services to the Company and both regular and overtime hours.  Mr. Antebi will also receive all fringe benefits that are typically provided by the Company, such as a pension fund or manager's insurance.

In addition, Mr. Antebi will be eligible for an annual cash bonus equal to up to six times his monthly salary, in accordance with the bonus plan approved by Company's shareholders on September 12, 2016 for the Chief Executive Officer.  That plan ties the Chief Executive Officer's bonus to the Company's attainment of its financial objectives and the individual's attainment of the personal professional goals set for him by the compensation committee and by the Board.  Mr. Antebi will also be granted options to acquire up to 200,000 ordinary shares of the Company, with an option price equal to the closing market price of the shares on January 15, 2017 and he will be granted 60,000 RSUs.  Both the stock options and the RSUs have a vesting schedule commencing on  January 15, 2017, and vest over a four-year period, with 25% of each of the options and the RSUs vesting after one year and the rest vesting in equal quarterly installments over the following three years.

Mr. Antebi's employment agreement does not provide for a fixed term of employment.  Either the Company or Mr. Antebi may terminate Mr. Antebi's employment upon six months' prior written notice.  The Company may also terminate Mr. Antebi's employment immediately, in the event of Mr. Antebi's breach of fundamental duties towards the Company.  Upon termination, Mr. Antebi will generally be entitled to receive the amounts accumulated in his pension fund or manager's insurance, in lieu of statutory severance pay.

Mr. Antebi has executed the Company's standard Confidentiality, Non-Compete, Non Solicitation and Intellectual Property Assignment agreement.  The non-compete undertaking shall expire six months after termination of Mr. Antebi's employment, and the non-solicitation undertaking shall expire 12 months after termination of his employment.

B - 2